Filed Pursuant to Rule 424(b)(3)
Registration No. 333-254836

PROSPECTUS SUPPLEMENT NO. 9

To Prospectus dated May 12, 2021

BUTTERFLY NETWORK, INC.

Up to 128,740,887 Shares of Class A Common Stock

Up to 26,426,937 Shares of Class B Common Stock

Up to 6,853,333 Warrants

This prospectus supplement no. 9 supplements the prospectus dated May 12, 2021 (the “Prospectus”) relating to the issuance by us of up to an aggregate of 20,653,333 shares of our Class A common stock, par value $0.0001 per share (“Class A common stock”), which consists of (i) up to 6,853,333 shares of Class A common stock that are issuable upon the exercise of private placement warrants (the “Private Placement Warrants”) originally issued in a private placement in connection with the initial public offering of our predecessor company, Longview Acquisition Corp., a Delaware corporation (“Longview”), at an exercise price of $11.50 per share of Class A common stock, and (ii) up to 13,800,000 shares of Class A common stock that are issuable upon the exercise of 13,800,000 warrants issued in connection with the initial public offering of Longview (the “Public Warrants,” and together with the Private Placement Warrants, the “Warrants”).

The Prospectus and prospectus supplements also relate to the resale from time to time by the Selling Securityholders named in the Prospectus (the “Selling Securityholders”) of up to (i) 6,853,333 Private Placement Warrants, (ii) 6,853,333 shares of Class A common stock that may be issued upon exercise of the Private Placement Warrants, (iii) 10,350,000 shares of Class A common stock held by Longview’s sponsor, Longview Investors LLC (the “Sponsor”) and certain of its transferees (the “Founder Shares”), (iv) 17,500,000 shares of Class A common issued in the PIPE Financing (as defined in the Prospectus), (v) 80,237,554 shares of Class A common stock issued to our directors, officers and affiliates and the directors, officers and affiliates of Legacy Butterfly (as defined in the Prospectus) pursuant to the Business Combination Agreement (as defined in the Prospectus), including shares of Class A common stock that may be issued upon the exercise of stock options (the “Options”) and the vesting of restricted stock units or upon the conversion of Class B common stock, par value $0.0001 per share (“Class B common stock”), and (vi) 26,426,937 shares of Class B common stock issued pursuant to the Business Combination Agreement.

The Prospectus provides you with a general description of such securities and the general manner in which we and the Selling Securityholders may offer or sell the securities. More specific terms of any securities that we and the Selling Securityholders may offer or sell may be provided in a prospectus supplement that describes, among other things, the specific amounts and prices of the securities being offered and the terms of the offering. The prospectus supplement may also add, update or change information contained in the Prospectus.

We will not receive any proceeds from the sale of shares of Class A common stock, shares of Class B common stock or Private Placement Warrants by the Selling Securityholders or of shares of Class A common stock by us pursuant to the Prospectus, except with respect to amounts received by us upon exercise of the Warrants or the Options. However, we will pay the expenses, other than any underwriting discounts and commissions, associated with the sale of securities pursuant to the Prospectus.

We registered the securities for resale pursuant to the Selling Securityholders’ registration rights under certain agreements between us and the Selling Securityholders. Our registration of the securities covered by the Prospectus does not mean that either we or the Selling Securityholders will issue, offer or sell, as applicable, any of the securities. The Selling Securityholders may offer and sell the securities covered by the Prospectus in a number of different ways and at varying prices. We provide more information about how the Selling Securityholders may sell the shares or Warrants in the section entitled “Plan of Distribution” in the Prospectus.

This prospectus supplement incorporates into the Prospectus the information contained in our attached current report on Form 8-K (except for the information furnished under Item 2.02, which is not incorporated into the Prospectus), which was filed with the Securities and Exchange Commission on February 4, 2022.

You should read this prospectus supplement in conjunction with the Prospectus, including any supplements and amendments thereto. This prospectus supplement is qualified by reference to the Prospectus except to the extent that the information in the prospectus supplement supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

Our Class A common stock and Public Warrants are listed on the NYSE under the symbols “BFLY” and “BFLY WS,” respectively. On February 3, 2022, the closing price of our Class A common stock was $5.68 and the closing price for our Public Warrants was $1.35.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 7 of the Prospectus and in the other documents that are incorporated by reference in the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement of the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 4, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 31, 2022

BUTTERFLY NETWORK, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39292	84-4618156
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

530 Old Whitfield Street Guilford, Connecticut	06437
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (203) 689-5650

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	BFLY	The New York Stock Exchange
Warrants to purchase one share of Class A common stock, each at an exercise price of $11.50 per share	BFLY WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company     ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02 Results of Operations and Financial Condition.

As previously reported, on January 11, 2022, Butterfly Network, Inc. (the “Company”) issued a press release reporting preliminary unaudited financial information, including that revenue for the fourth quarter of 2021 is anticipated to be in the range of approximately $17.9 million to $18.9 million and that revenue for the full year 2021 is anticipated to be in the range of $61.5 million to $62.5 million (the “Preliminary Revenue Results”), which represents an increase in the full year 2021 revenue guidance of $60 million to $62 million that the Company issued on November 15, 2021. As of the date hereof, the Company confirms its expectation that its revenues will be within or slightly above the ranges included in the Preliminary Revenue Results. Further, the Company confirms its expectation that the 2022 revenue growth rate will exceed the 33-35% growth rate achieved in 2021.

The preliminary financial information included in this Current Report on Form 8-K is unaudited and is subject to completion of the Company’s quarter and year-end closing procedures and further financial review. The Company has provided expected ranges, rather than specific amounts, because these results are preliminary and subject to change. Actual results may differ from these estimates as a result of the completion of our quarter and year-end closing procedures, review adjustments and other developments that may arise between now and the time such financial information for the period is finalized. As a result, these estimates are preliminary, may change and constitute forward-looking information and, as a result, are subject to risks and uncertainties. These preliminary estimates should not be viewed as a substitute for full financial statements prepared in accordance with United States generally accepted accounting principles, and they should not be viewed as indicative of the Company’s results for any future period. The Company’s independent registered public accountants have not audited, reviewed, compiled, or performed any procedures with respect to these estimated financial results and, accordingly, do not express an opinion or any other form of assurance with respect to these preliminary estimates.

The information included under Item 2.02 of this Current Report on Form 8-K shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On January 31, 2022, Stephanie Fielding, CFA, who joined the Company in April 2020 as Senior Vice President of Finance and was promoted to Chief Financial Officer in November 2020, delivered her resignation as the Chief Financial Officer of the Company, effective as of April 30, 2022 (the “Resignation Date”), to pursue opportunities outside of the Company. Ms. Fielding's resignation is not a result of any matter relating to the Company's accounting or financial policies or procedures. In connection with her resignation, the Company and Ms. Fielding entered into a separation agreement (the “Separation Agreement”), effective as of February 3, 2022, and which provides that Ms. Fielding will remain employed by the Company through the Resignation Date in order to assist in the transition of the chief financial officer role. The Company has launched a search for Ms. Fielding’s replacement and, pending the appointment of such replacement, Ms. Fielding has agreed to continue to serve as the principal financial officer and principal accounting officer of the Company through the Resignation Date. In addition, provided that Ms. Fielding does not revoke the Separation Agreement within seven days of signing and returning it and complies with the terms of the Separation Agreement, including the release and waiver provided therein, on the Resignation Date the Company will pay Ms. Fielding an Annual Bonus equal to $150,000 for the year ended December 31, 2021. The Separation Agreement also includes other customary provisions.

A copy of the Separation Agreement is filed as Exhibit 10.1 to this Current Report on Form 10-K and the foregoing description is subject in all respects to the actual terms of the Separation Agreement.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description
10.1	Separation Agreement, dated as of February 3, 2022, by and between Butterfly Network, Inc. and Stephanie Fielding
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BUTTERFLY NETWORK, INC.

By:	/s/ Todd M. Fruchterman, M.D., Ph.D.
Name: Todd M. Fruchterman, M.D., Ph.D.
Title: President and Chief Executive Officer

Date: February 4, 2022

Exhibit 10.1

February 3, 2022

Stephanie Fielding

Re: Separation Agreement

Dear Stephanie:

You have stated that you would like to resign as the Chief Financial Officer of Butterfly Network, Inc. (the “Company”), but that you are willing to continue your employment with the Company for a reasonable transition period. The purpose of this letter agreement (this “Agreement”) is to set forth the terms of your transition and subsequent separation from the Company.

1.	Transition Period. You will continue your employment with the Company as its Chief Financial Officer through April 30, 2022 (the “Transition Period”). During the Transition Period, you will continue to perform your duties as the Company’s Chief Financial Officer and continue to serve as the Company’s “principal financial officer” and “principal accounting officer”, including without limitation signing the Company’s Securities and Exchange Commission filings consistent with your position and duties in such capacity, providing customary representations to the Company’s auditors, and related certifications through the Transition Period, transitioning your duties and responsibilities to your successor, and performing such other duties consistent with your position as may be directed by the Company’s Chief Executive Officer from time to time and assisting him as requested in his provision of guidance to investors as appropriate. Upon the Company’s appointment of a successor Chief Financial Officer, you will cease to serve as the Company’s Chief Financial Officer and as its principal financial officer and principal accounting officer, but will continue during the Transition Period to perform your other duties under this Section.

2.	Separation of Employment. Your employment with Company and Insperity PEO Services, L.P. (“Insperity”) will end, and your resignation this day given will be effective as of, the close of business on April 30, 2022 (the “Separation Date”). From and after the Separation Date, you will not represent yourself as an employee or agent of Company or Insperity. As of the Separation Date, you shall have been deemed to have resigned from each and every office, position or responsibility in which you served for Company and each of its affiliates, subsidiaries or divisions, and the Company will take no action that will suggest otherwise.

3.	Company Equity. You were granted options to purchase shares of Company’s common stock (each an “Option”) and restricted stock units (RSU’s) pursuant to the terms of the following agreements:

•         Option No. 589-NQO Stock Option Grant Notice and Stock Option Agreement, dated December 17, 2020 (the “NQO Award”);

•         Option No. 589-ISO Stock Option Grant Notice and Stock Option Agreement, dated December 17, 2020 (the “ISO Award”); and

•         Restricted Stock Unit Grant Notice and Restricted Stock Unit Award Agreement, dated as of December 17, 2020 (the “RSU Award”).

Each of the forgoing Options and RSU’s is subject to the terms of the applicable award agreement and the Company’s 2012 Employee, Director and Consultant Equity Incentive Plan (the “Plan”). Subject to Section 5 and assuming you remain employed through April 30, 2022, as of the Separation Date, you acknowledge and agree that the table below sets forth a complete and accurate list of Options as of the Separation Date:

Issuing Company	Grant Number	Grant Date	# of Shares Granted	# of Shares Vested	Type of Option
Butterfly Network, Inc.	589-ISO	12/17/20	25,957	11,897	Time-Based
Butterfly Network, Inc.	589-NQO	12/17/20	363,405	166,560	Time-Based
Butterfly Network, Inc.	RSU	12/17/20	129,788	40,558	Time Based

You acknowledge and agree that as of the Separation Date, there will be 14,060 unvested options under the ISO Award, 196,845 unvested options under NSO Award and 89,230 unvested restricted stock units under the RSU Award. All unvested options and restricted stock units subject to these awards will be forfeited as of the Separation Date.

4.	Annual Bonus. Butterfly will pay you, in addition to any other compensation earned by you through the Separation Date, the amount of $150,000.00, less applicable withholdings and other deductions, (the “Annual Bonus”). The payment will be made in one lump sum on the next payroll date following the eighth day following the Re-Affirmation Date (as defined in Section 17). You acknowledge that the Company has the sole obligation to pay the amounts due under this Section 4, and that Insperity has no obligation to pay the additional compensation, even though the payments may be processed through Insperity.

You acknowledge that except for the value represented by your options and RSU’s, and your Annual Bonus, your final wages, any reimbursement due to you in the ordinary course, and any accrued but unused vacation (each of which shall be paid to you in accordance with Company’s regular payroll practices and applicable law), you are not entitled to any other compensation from Company or any of its affiliates, subsidiaries or divisions, without limitation, other wages, commissions, bonuses, vacation pay, holiday pay, equity, units, stock, stock options, carve out, paid time off or any other form of compensation or benefit.

5.	COBRA Benefits. Your coverage under the Company’s group health plans will terminate effective April 30, 2022. Regardless of whether you sign the Agreement, you have the right to elect to continue your medical and dental benefits pursuant to the terms and conditions of COBRA at your cost. Your eligibility for benefits under COBRA, the amount of such benefits, and the terms and conditions of such benefits, shall be determined by COBRA statutory and regulatory guidelines.

6.	Return of Property, Confidentiality, Non-Disparagement, and Related Matters. You expressly acknowledge and agree to the following:

(a)	On or prior to the Separation Date, you will return to Company all documents (and any copies, duplicates, or replicas thereof), and property, including, without limitation, any laptop computer that was provided to you by Company or any of its affiliates, Company’s and their respective divisions, affiliates, parents, subsidiaries and related entities, and all of its and their owners, shareholders, partners, directors, officers, employees, trustees, agents, successors and assigns (collectively, the “Company Affiliates”) during your employment with the Company, and that you will abide by any and all common law and/or statutory obligations relating to protection and non-disclosure of Company’s and the Company Affiliates’ trade secrets and/or confidential and proprietary documents and information.

(b)	You previously executed a Non-Competition, Confidentiality and Intellectual Property Agreement dated as of March 16, 2020 (the “Restrictions Agreement”). The Restrictions Agreement remains in full force and effect and survives the termination of your employment with the Company. You will honor and abide by the terms and provisions of the Restrictions Agreement.

(c)	You will not make any statements that are disparaging about, or adverse to, the interests or business of Company or any Company Affiliate (including their respective officers, directors, employees, and direct or indirect shareholders) including, without limitation, any statements that disparage any person, product, service, finances, financial condition, capability or any other aspect of the business of Company or any Company Affiliate (including its officers, directors, employees, and direct or indirect shareholders). The Company will not, and will instruct its current directors, Todd Fruchterman, Darius Shahida, Stacey Pugh and Mary Miller to not, make any statements that are disparaging about you, or adverse to your interests or your business, and the Company shall be responsible for any breach of this non-disparagement provision by such persons. This restriction will not restrict your ability, the ability of the Company or the ability of any of the Company’s directors or the executives named above to testify truthfully under oath, whether pursuant to subpoena, other legal process or otherwise.

(d)	Your material breach of any of the foregoing covenants by you shall constitute a breach of this Agreement and shall relieve Company of any further obligations hereunder and, in addition to any other legal or equitable remedy available to Company and, subject to the Company obtaining a court order or judgment, the Company will be entitled to terminate the Option, provided, however, that (i) the Company’s recovery or the economic consequence of any termination shall not exceed the actual damage suffered by the Company as a result of such breach as determined by a final order of a court of competent jurisdiction, and (ii) if any such breach is curable, then the Company shall, within ten (10) business days of the Company’s knowledge of such breach, provide you a written notice stating sufficiently the nature of the breach and allowing you a ten (10) business days opportunity to cure.

7.	Your Release of Claims.

(a)	You hereby agree and acknowledge that by signing this Agreement and accepting the benefits under this Agreement and for other good and valuable consideration provided for in this Agreement, you are waiving and releasing your right to assert any form of legal claim against Company and each of Insperity, their respective affiliates, parents, subsidiaries and related entities and all of the foregoing entities’ owners, shareholders, partners, directors, officers, employees, trustees, agents, successors and assigns (the “Company Parties”) whatsoever for any alleged action, inaction or circumstance existing or arising from the beginning of time through the Effective Date, and upon your re-execution of this Agreement, the Re-Affirmation Date. Your waiver and release herein is intended to bar any form of legal claim, charge, complaint or any other form of action (jointly referred to as “Claims”) against Company or any of the Company Parties seeking any form of relief including, without limitation, equitable relief (whether declaratory, injunctive or otherwise), the recovery of any damages or any other form of monetary recovery whatsoever (including, without limitation, back pay, front pay, compensatory damages, emotional distress damages, punitive damages, attorneys’ fees and any other costs) against Company or any Company Party, for any alleged action, inaction or circumstance existing or arising through the Effective Date. Without limiting the generality of the foregoing, you specifically waive and release Company and the Company Parties from any waivable claim arising from or related to your employment relationship with Company through the Effective Date including, without limitation:

(i)	Claims under any Connecticut or New York (or any other state) or federal discrimination, fair employment practices, or other employment related statute, regulation or executive order (as amended through the Effective Date), including but not limited to the Age Discrimination in Employment Act and the Older Workers Benefit Protection Act (29 U.S.C. § 621 et seq.), the Civil Rights Acts of 1866 and 1871 and Title VII of the Civil Rights Act of 1964 and the Civil Rights Act of 1991 (42 U.S.C. § 2000e et seq.), the Equal Pay Act (29 U.S.C. § 201 et seq.), the Genetic Information Non-Discrimination Act (42 U.S.C. §2000ff et seq.), the Uniformed Services Employment and Reemployment Rights Act of 1994 (38 U.S.C. § 4301 et seq.), the Equal Pay Act (29 U.S.C. § 201 et seq.), the Lily Ledbetter Fair Pay Act, the Americans with Disabilities Act of 1990 (42 U.S.C. § 12101 et seq.), the Rehabilitation Act of 1973, the Connecticut Fair Employment Practices Act, the Connecticut Equal Pay for Equal Work statute, the New York State and City Human Rights Laws and the New York Labor Law and any other similar federal, state or local statute.

(ii)	Claims under any Connecticut or New York (or any other state) or federal employment related statute, regulation or executive order (as amended through the Effective Date) relating to wages, hours or any other terms and conditions of employment, including but not limited to the National Labor Relations Act (29 U.S.C. § 151 et seq.), the Family and Medical Leave Act (29 U.S.C. §2601 et seq.), the Employee Retirement Income Security Act of 1974 (29 U.S.C. § 1000 et seq.), COBRA (29 U.S.C. § 1161 et seq.), the Worker Adjustment and Retraining Notification Act (29 U.S.C. § 2101 et seq.), the New York Paid Family Leave Act, the Connecticut Paid Family Leave Act, and any similar Connecticut, New York or other federal, state or local statute, and specifically including Claims related to salary, overtime, commissions, vacation pay, holiday pay, sick leave pay, dismissal pay, bonus pay, severance pay, or retaliation.

(iii)	Claims under any Connecticut or New York (or any other state) or federal common law theory, including, without limitation, wrongful discharge, breach of express or implied contract, breach of the implied covenant of good faith and fair dealing, privacy violations, invasion of privacy, promissory estoppel, unjust enrichment, breach of a covenant of good faith and fair dealing, wrongful termination in violation of public policy, defamation, interference with contractual relations, intentional or negligent infliction of emotional distress, fraudulent inducement, misrepresentation, deceit, fraud or negligence, rehire or reemployment rights or any claim to attorneys’ fees under any applicable statute or common law theory of recovery.

(iv)	Claims under any Connecticut or New York (or any other state) or federal statute, regulation, or executive order (as amended through the Effective Date) relating to whistleblower protections, violation of public policy, or any other form of retaliation or wrongful termination, including but not limited to the Sarbanes-Oxley Act of 2002, the Connecticut Whistleblower Protection Act and any similar Connecticut, New York or other federal, state or local statute.

(v)	Claims under any Company employment, compensation, bonus, benefit, stock option, incentive compensation, restricted stock unit, and/or equity plan, program, policy, practice, or agreement, including, without limitation, any equity award or plan, or employment agreement, including the Offer Letter between you and the Company dated as of February 29, 2020, as amended by letter agreement dated November 18, 2020 (the “Employment Agreement”), other than as such rights have been specifically preserved under this Agreement; or

(vii)	Any other Claim arising under other local, state, or federal law.

(b)	Notwithstanding the foregoing, this Section 7 does not:

(i)	Release Company or any Company Party from any obligation expressly set forth in this Agreement.

(ii)	Waive or release any rights you may have to vested benefits under the Company-sponsored employee benefit plans in which you participated, including the Company’s 401(k) plan.

(iii)	Waive or release any legal claims which you may not waive or release by law, including obligations under workers’ compensation laws.

(iv)	Waive or release any right that you may have to indemnification from the Company under its Certificate of Incorporation, the Indemnification Agreement executed between you and the Company dated as of February 12, 2021 (the “Indemnification Agreement”), which Indemnification Agreement survives the execution and Re-Affirmation of this Agreement, or coverage under the Company’s directors and officers insurance policies, subject to the terms and conditions of the Company’s Certificate of Incorporation, the Indemnification Agreement and the terms of such policies.

(v)	Prohibit you from (i) filing a charge with, or participating in or assisting with an investigation or proceeding conducted by, any governmental, regulatory and/or administrative entity or agency (including the Securities Exchange Commission, the Equal Employment Opportunity Commission, the Connecticut Commission of on Human Rights and Opportunities, New York State and City Human Rights Commissions, and/or OSHA); (ii) filing and, including as provided for under Section 21F of the Securities Exchange Act of 1934 (and Regulation 21F thereunder), maintaining the confidentiality of, a claim with a governmental, regulatory and/or administrative entity or agency that is responsible for enforcing a law; or (iii) providing truthful information to a governmental, regulatory and/or administrative entity or agency, law enforcement, or court, in response to compulsory legal process or as otherwise required by law or legal process or as permitted by Section 21F of the Securities Exchange Act of 1934 (or Regulation 21F thereunder); provided, however, you waive the right to recover any personal damages or other personal relief based on any claim, cause of action, demand, lawsuit or similar that is waived pursuant to this Agreement and brought by you or on your behalf by any third party, including as a member of any class or collective action, except that you do not waive any right to receive and fully retain any monetary award from a government-administered whistleblower award program for providing information to a government agency, including but not limited to damages or relief that may be available to you pursuant to such a program under the Securities Exchange Act of 1934. You are not required to inform the Company that you have engaged in any of the activities described in this Section.

(c)	You understand and expressly agree that this Agreement extends to all claims of every nature and kind, known or unknown, suspected, or unsuspected, past, present, or future, arising from or attributable to any conduct of Company or any Company Party, whether set forth in any pleading or demand referred to in this Agreement or not. You acknowledge that you may later discover facts in addition to or different from those which you now believe to be true with respect to the matters released in this Agreement. You, however, agree that you have taken that possibility into account in reaching this Agreement, and that the release in this Agreement will remain in effect as a full and complete release notwithstanding the discovery or existence of additional or different facts.

(d)	You agree that your waiver and release is intended to and does provide sufficient consideration for the various rights, benefits and entitlements provided to you under this agreement, and that the company has justifiably relied thereon in providing such rights, benefits and entitlements.

(e)	The Company hereby agrees and acknowledges that by signing this Agreement and accepting the benefits of this Agreement, and for other good and valuable consideration provided for in this Agreement, the Company is waiving and releasing its right to assert any form of legal claim against you whatsoever for any alleged action, inaction or circumstance existing or arising from the beginning of time through the Effective Date and upon your re-execution of this Agreement, the Re-affirmation Date. The Company waiver and release herein is intended to bar any form of Claims against you seeking any form of relief including, without limitation, equitable relief (whether declaratory, injunctive or otherwise), the recovery of any damages or any other form of monetary recovery whatsoever (including, without limitation, compensatory damages, punitive damages, attorneys’ fees and any other costs) against you for any alleged action, inaction or circumstance existing or arising through the Effective Date. Notwithstanding the foregoing, this Section 7(e) does not waive or release you from: (i) any Claims against you arising from your intentional misconduct, criminal conduct or fraud or other intentional tortious acts arising during or related to your employment with the Company; (ii) any Claims by the Company to enforce the Restrictions Agreement for future breaches; or (iii) any obligation expressly set forth in this Agreement.

8.	Waiver of Employment. You hereby waive and release forever any right or rights you may have to employment with Company and its subsidiaries at any time in the future, and agree not to knowingly seek or make application for employment with Company or any affiliate thereof.

9.	Reference Requests. To the extent Company receives any reference request for you from a prospective employer, Company shall state that its policy is only to provide dates of employment and last position held, and shall not otherwise characterize or discuss the nature of or circumstances surrounding your separation from employment from Company. Reference requests should be provided to Mary Miller, General Counsel at mmiller@butterflynetinc.com or to her successor if Ms. Miller is no longer employed by the Company.

10.	Modification; Waiver; Severability. No variations or modifications hereof shall be deemed valid unless reduced to writing and signed by the parties hereto. The failure of either party to seek enforcement of any provision of this Agreement in any instance or for any period of time shall not be construed as a waiver of such provision or of a party’s right to seek enforcement of such provision in the future. The provisions of this Agreement are severable, and if for any reason any part hereof shall be found to be unenforceable, the remaining provisions shall be enforced in full.

11.	Choice of Law and Venue; Jury Waiver. This Agreement shall be deemed to have been made in Connecticut and shall be governed by and construed in accordance with the laws of Connecticut, without giving effect to conflict of law principles, and venue shall be had in a court of competent jurisdiction in Connecticut. To the maximum extent permitted by law, each of you and the Company hereby waives and renounces in advance any right to a trial by jury in connection with such legal action.

12.	Entire Agreement. You acknowledge and agree that, other than the Restrictions Agreement and the Indemnification Agreement, which are expressly incorporated herein by reference and stated as surviving the signing of this Agreement, this Agreement supersedes any and all prior or contemporaneous oral and written agreements between you and Company, and sets forth the entire agreement between you and Company provided, however, that the foregoing shall not deprive you of any economic rights to which you may be entitled in connection with options and RSU’s as alluded to above.

13.	Tax Matters. Company will withhold required federal, state, and local taxes from any and all payments contemplated by this Agreement. Other than Company’s obligation and right to withhold, you will be responsible for any and all taxes, interest, and penalties that may be imposed with respect to the payments contemplated by this Agreement (including, but not limited to, those imposed under Section 409A of the Code (as defined below)). It is intended that payments and benefits made or provided to you under this Agreement shall comply with Section 409A of the Internal Revenue Code of 1986 (as amended) (the “Code”) or an exemption to Section 409A of the Code. You acknowledge and agree, however, that the Company does not guarantee the tax treatment or tax consequences associated with any payment or benefit arising under this Agreement, including, without limitation, to consequences related to Section 409A of the Code. For purposes of the limitations on nonqualified deferred compensation under Section 409A of the Code, each payment of compensation under this Agreement shall be treated as a separate payment of compensation for purposes of applying the exclusion under Section 409A of the Code for short-term deferral amounts, the separation pay exception or any other exception or exclusion under Section 409A of the Code.

14.	Knowing and Voluntary Agreement. By executing this Agreement, you are acknowledging that you have been afforded sufficient time to understand the terms and effects of this Agreement, that your agreements and obligations hereunder are made voluntarily, knowingly and without duress, and that neither Company nor its agents or representatives have made any representations inconsistent with the provisions of this Agreement.

15.	ADEA Waiver. You understand and agrees that with respect to any possible claim arising under the Age Discrimination in Employment Act of 1967 (“ADEA”) you:

(a)	Have had the opportunity to consider this Agreement for a full twenty-one (21) calendar days before executing it (the “Review Period”), and if signing this Agreement before the end of the Review Period, you have voluntarily waived the remainder of the Review Period;

(b)	Have carefully read and fully understand all of the provisions of this Agreement;

(c)	Are, through this Agreement, releasing Company and all of the Company Parties from any and all claims you may have against them;

(d)	Knowingly and voluntarily agree to all of the terms set forth in this Agreement;

(e)	Knowingly and voluntarily intend to be legally bound by the terms of this Agreement;

(f)	Were advised and hereby are advised in writing to consider the terms of this Agreement and to consult with an attorney of your choice prior to executing this Agreement;

(g)	Understand that rights or claims under the ADEA that may arise due to acts or omissions that occur after the Effective Date are not waived.

(h)	Understand that you have a period of seven (7) calendar days after the date that you sign this Agreement to revoke your acceptance of the terms of this Agreement by actually completing delivery of (not merely dispatching) a written notification by e-mail to Mary Miller, General Counsel at mmiller@butterflynetinc.com.

16.	Execution and Delivery. The executed Agreement should be delivered to the Company by scanning and then e-mailing it to Mary Miller, General Counsel at mmiller@butterflynetinc.com. You understand that you have seven (7) calendar days from the date you sign this Agreement to revoke your consent to this Agreement. Any such revocation must be in writing and timely delivered by e-mail to the email address directly above. If you revoke this Agreement, all of its provisions shall be void and unenforceable. This Agreement shall become effective on the eighth day after you sign it, so long as you have not exercised your right to revoke it (such date, the “Effective Date”).

17.	Reaffirmation and Reaffirmed Effective Date. As a condition to receiving the payment of the Annual Bonus set forth in Section 4, you will re-execute and re-affirm this Agreement on the signature line as set forth below within twenty-one (21) days following the Separation Date. The re-executed Agreement should be delivered to the Company by scanning and then e-mailing it to Mary Miller, General Counsel at mmiller@butterflynetinc.com. You may then revoke your re-affirmation of this Agreement within seven (7) days from the date that you re-sign this Agreement (the “Re-Affirmation Date”). Any such revocation must be in writing and timely delivered by e-mail to the email address directly above. The parties agree that your re-execution and re-affirmation of this Agreement without revocation will operate to fully and finally release any and all claims each may have against the other in accordance with the terms of this Agreement from the date of initial execution to the date of re-execution and re-affirmation.

This Agreement may be signed on one or more copies, each of which when signed shall be deemed to be an original, and all of which together shall constitute one and the same Agreement. If the foregoing correctly sets forth our understanding, please sign, date, and return the enclosed copy of this Agreement in accordance with Section 16 above.

Sincerely,

BUTTERFLY NETWORK, INC.

/s/ Mary Miller
Mary Miller
General Counsel and authorized signatory

Agreed and Acknowledged:

/s/ Stephanie Fieldin
Stephanie Fielding

Date:	2/3/2022

TO BE SIGNED WITHIN TWENTY-ONE DAYS FOLLOWING THE DATE ABOVE:

You are advised to consult with an attorney before signing this Agreement. The forgoing is re-affirmed and re-executed by:

Stephanie Fielding		Date